SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-36349

MediWound Ltd.

(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

On June 15, 2021, MediWound Ltd. (the “Company”) held its annual general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on the following 9 proposals:

(1)
To re-elect each of Messrs. Stephen T. Wills, Ofer Gonen, Assaf Segal, David Fox, and Samuel Moed, and Dr. Vickie R. Driver (who are incumbent, non-external directors), to the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal.

(2)
To approve the appointment of Somekh Chaikin, a member firm of KPMG, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and to authorize the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

(3)	To approve an amendment to the form of indemnification letter to which we are party with our current and future directors and executive officers.

(4)	To approve and ratify the terms of the Company’s renewed Directors and Officers liability insurance policy for the period from April 1, 2021 through March 31, 2022.

(5)	To approve an amendment to the Company's Articles of Association (the “Articles”) that sets the forum for adjudication of disputes under the Articles.

(6)
To approve grants of options to purchase 22,500 ordinary shares and 3,750 RSU's for our Executive Chairman of the Board, and options to purchase 11,250 ordinary shares and 1,875 RSUs for each of our other directors.

(7)
To approve the renewal of the Registration Rights Agreement to which the Company is party with Clal Life Sciences LP, Clal Biotechnology Industries Ltd., Professor Lior Rosenberg and L.R. Research & Development Ltd. (as trustee for the benefit of Professor Lior Rosenberg).

(8)	To approve payment of an annual cash bonus to Mr. Sharon Malka, our Chief Executive Officer, in respect of his performance in 2020.

(9)	To approve an equity grant, comprised of options to purchase 45,692 ordinary shares, and 7,615 RSUs, to Mr. Sharon Malka, our Chief Executive Officer.

Each of the proposals was described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on May 5, 2021. On May 7, 2021, the record date for the Meeting (the “Record Date”), there were 27,245,271 ordinary shares issued and outstanding. At the Meeting, there were present in person or by proxy, 13,918,806 of the Company’s outstanding ordinary shares, representing approximately 51% of the Company’s ordinary shares issued and outstanding as of the Record Date. Under the Company’s amended and restated Articles of Association, the Meeting was properly convened and a quorum was present.

Based on the voting results and the majority requirements for the proposals under the Israeli Companies Law, 5759-1999 and the Company’s amended and restated Articles of Association, each of Proposals 1 through 9 was approved.

The contents of this Form 6-K are incorporated by reference into the Company’s registration statements on Form S-8 (SEC file numbers 333-195517, 333-210375, 333-223767, 333-195517, 333-210375, 333-230487 and 333-236635) and Form F-3 (SEC file number 333-230490).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: June 15, 2021	By:	/s/ Boaz Gur-Lavie
	Name:	Boaz Gur-Lavie
	Title:	Chief Financial Officer